Exhibit 99.2

ZTO Reports First Quarter 2017 Unaudited Financial Results

Shanghai, May 17, 2017 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the first quarter ended March 31, 20171.

First Quarter 2017 Financial Highlights

•                  Revenues were RMB2,614.6 million (US$379.9 million), an increase of 33.5% from the same period of 2016.

•                  Gross profit was RMB730.6 million (US$106.2 million), an increase of 21.5% from RMB601.4 million in the same period of 2016.

•                  Net income was RMB502.9 million (US$73.1 million), an increase of 48.4% from RMB338.8 million in the same period of 2016.

•                  EBITDA was RMB804.8 million (US$116.9 million), an increase of 54.7% from RMB520.2 million in the same period of 2016.

•                  Adjusted EBITDA2 was RMB805.0 million (US$117.0 million), an increase of 46.6% from RMB549.3 million in the same period of 2016.

•                  Adjusted net income3 was RMB503.1 million (US$73.1 million), an increase of 36.8% from RMB367.9 million in the same period of 2016.

•                  Basic and diluted earnings per American depositary share (“ADS”4) were RMB0.70 (US$0.10), compared to RMB0.47 in the same period of 2016.

•                  Net cash provided by operating activities was RMB331.5 million (US$48.2 million), compared with RMB263.6 million in the same period of 2016.

First Quarter 2017 Operational Highlights

•                  Parcel volume in the first quarter of 2017 was 1,175 million, an increase of 41.9% from 828 million in the same period last year.

•                  Number of pickup/delivery outlets was around 27,000 as of March 31, 2017.

•                  Number of network partners was over 9,200, which included over 3,600 direct network partners and over 5,600 indirect network partners as of March 31, 2017.

•                  Number of line-haul vehicles was over 4,200 as of March 31, 2017, which included over 3,000 self-owned vehicles and around 1,200 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                  Number of self-owned trucks increased to over 3,000 as of March 31, 2017, from 2,930 as of December 31, 2016, of which over 1,200 were high capacity 15-17 meter long models as of March 31, 2017, compared to over 1,145 as of December 31, 2016.

•                  Number of line-haul routes between sorting hubs was over 1,930 as of March 31, 2017.

•                  Number of sorting hubs was 75 as of March 31, 2017, among which 69 are operated by the Company and 6 by the Company’s network partners.

(1)   An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

(2)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude (i) shared-based compensation expense; and (ii) gain on deemed disposal of equity method investments.

(3)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense and (ii) gain on deemed disposal of equity method investments.

(4)   One ADS represents one Class A ordinary share.

“I’m proud to announce that we started off the year on a very strong footing,” commented Mr. Meisong Lai, Founder and Chief Executive Officer of ZTO. “Our market share continued to increase along with our parcel volume during the quarter which exceeded the industry average by 10 percentage points according to the State Post Bureau. I believe this demonstrates the effectiveness our strategy on strengthening our industry-leading position and our ability to provide high-quality service to our customers and users. Our strategy allows us to carefully balance growing our market share with service quality and profitability, while aligning the interest of our network partners with ZTO to create a strong and stable network. According to the data compiled by the State Post Bureau, ZTO received the highest score for customer satisfaction among the Tongda Operators and second highest overall during the quarter. We are creating new and innovative ways to further support and integrate our network partners by improving their marketing and business development capabilities, strengthening big-data analytics, integrating real time data tracking across our network, helping them diagnose and resolve operational issues with enhanced training and strengthening their day-to-day management of service outlets to improve service quality. All of these measures have effectively ensured the stability of our network, improved our reputation and customer satisfaction, and enabled us to provide more cost-effective services. We are leveraging the economies of scale being created by the rapid growth in our parcel volume to further cut costs and improve operational efficiency by installing more automated sorting equipment in our sorting hubs.”

Mr. Lai added, “Our strategy is creating a healthy and sustainable base for us to continue expanding the scale of our network and improve service quality and operational efficiency. With a solid strategy in place and the scale of our network bearing more fruit as it grows, I believe ZTO is well positioned to become a long-term winner as the market consolidates.”

“I am pleased with our performance during the first quarter with revenue exceeding the high-end of our guidance,” commented Mr. James Guo, Chief Financial Officer of ZTO. “With our economies of scale and cost cutting measures beginning to bear more fruit, unit cost fell to RMB1.60 from RMB1.64 during the same period last year despite higher fuel prices. Adjusted net income during the quarter increased 36.8% year-over-year, while operating margin also expanded to 25.1% from 23.2% during the same period last year.”

First Quarter 2017 Financial Results

	Three Months Ended March 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	1,894,590	96.7	2,510,668	364,753	96.0
Sale of accessories	63,958	3.3	103,926	15,099	4.0
Total revenues	1,958,548	100.0	2,614,594	379,852	100.0

Revenues were RMB2,614.6 million (US$379.9 million), an increase of 33.5% from RMB1,958.5 million in the same period of 2016. The increase was mainly driven by an increase in parcel volume as a result of overall market growth and an increase in the Company’s market share in terms of parcel volume. The Company’s parcel volume increased to 1,175 million during the first quarter of 2017, an increase of 41.9% from 828 million in the same period of 2016. The year-over-year increase in revenue during the first quarter of 2017 was lower than parcel volume growth primarily due to a decrease in network transit fees the Company charged its network partners during the second quarter of 2016.

	Three Months Ended March 31,
	2016		2017
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	781,591	39.9	1,120,089	162,728	42.8
Sorting hub cost	432,711	22.1	556,186	80,803	21.3
Cost of accessories sold	46,391	2.4	62,448	9,073	2.4
Other costs	96,407	4.9	145,222	21,098	5.6
Total cost of revenues	1,357,100	69.3	1,883,945	273,702	72.1

Total cost of revenues were RMB1,883.9 million (US$273.7 million), an increase of 38.8% from RMB1,357.1 million in the same period last year. The increase was primarily a result of increases in line-haul transportation costs, sorting hub operating costs, and cost of accessories sold, which were partially offset by a decrease in waybill material cost due to the increased use of digital waybills which bear lower costs than paper waybills by the Company’s end customers.

•                  Line haul transportation cost was RMB1,120.1 million (US$162.7 million), an increase of 43.3% from RMB781.6 million in the same period last year. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB167.8 million (US$24.4 million) in costs associated with the Company’s self-owned fleet and includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB163.4 million (US$23.7 million) in outsourced transportation costs. As a percentage of revenues, line haul transportation cost accounted for 42.8%, an increase from 39.9% in the same period last year, mainly due to (i) an increase in fuel cost beginning in November 2016; (ii) a RMB31.7 million increase in depreciation costs related to newly purchased trucks which were under-utilized during the Chinese New Year holiday period; and (iii) higher-than-expected outsourced transportation costs resulting from a shortage of transportation capacity which extended from the fourth quarter of 2016 into the first quarter of 2017.

•                  Sorting hub operating cost was RMB556.2 million (US$80.8 million), an increase of 28.5% from RMB432.7 million in the same period last year. The increase was mainly due to (i) increased labor costs of RMB73.9 million (US$10.7 million) as a result of wage and headcount increases; (ii) an RMB30.8 million increase in depreciation costs, and (iii) an increase of RMB18.5 million in rental and related utilities costs. As a percentage of revenues, sorting hub operating cost accounted for 21.3%, a decrease from 22.1% in the same period last year, mainly due to economies of scale and improved sorting efficiency as a result of the increased use of automation equipment in the Company’s sorting facilities.

•                  Cost of accessories was RMB62.4 million (US$9.1 million), an increase of 34.5% from RMB46.4 million in the same period last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners, which includes thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 2.4%, essentially unchanged from the same period last year.

•                  Other costs were RMB145.2 million (US$21.1 million), an increase of 50.6% from RMB96.4 million in the same period last year, primarily due to an increase in dispatching costs associated with serving enterprise customers, which were partially offset by a decrease in costs associated with the increased use of digital waybills.

Gross Profit was RMB730.6 million (US$106.2 million), an increase of 21.5% from RMB601.4 million in the same period last year. Gross margin decreased to 27.9% from 30.7% in the same period last year, mainly attributable to the downward adjustment to network transit fees the Company began charging its network partners in the second quarter of 2016 and the increase in line-haul transportation cost.

Total Operating Expenses were RMB73.9 million (US$10.7 million), a decrease of 49.7% from RMB147.0 million in the same period last year.

•                  Selling, general and administrative expenses were RMB162.0 million (US$23.5 million), a decrease of 0.4% from RMB162.6 million in the same period last year. The decrease was mainly due to a decrease in share-based compensation expenses from RMB38.6 million in the first quarter of 2016 to RMB251,000 in the first quarter of 2017. The decrease in share-based compensation expenses was partially offset by an increase in employee compensation expenses and professional service fees of RMB12.0 million and RMB 8.0 million in the first quarter of 2017, respectively. As a percentage of revenue, selling, general and administrative expenses accounted for 6.2%, compared to 8.3% during the same period last year, primarily due to increased operating leverage.

•                  Other operating income, net was RMB88.0 million (US$12.8 million), compared with other operating expenses of RMB15.6 million in the same period last year. The increase was mainly due to an increase in government subsidies to RMB94.2 million in the first quarter of 2017 from RMB23.4 million during the same period last year.

Income from operations was RMB656.7 million (US$95.4 million), an increase of 44.5% from RMB454.5 million in the same period last year. Operating margin increased to 25.1% from 23.2% in the same period last year, primarily attributable to increases in economies of scale and government subsidies.

Interest income was RMB28.6 million (US$4.2 million), compared with RMB9.1 million in the same period in 2016, primarily due to the increased amount of cash and bank deposits available for investment since the Company’s initial public offering in October 2016.

Interest expense was RMB5.7 million (US$0.8 million), compared with RMB3.6 million in the same period in 2016, as a result of the increased borrowings during the first quarter of 2017.

Foreign currency exchange loss, before tax was RMB3.0 million (US$0.4 million), which was mainly due to the depreciation of the U.S. dollar against the Chinese renminbi.

Net income was RMB502.9 million (US$73.1 million), compared with RMB338.8 million in the same period last year.

Basic and diluted earnings per ADS were RMB0.70 (US$0.10), compared with basic and diluted earnings per ADS of RMB0.47 in the same period last year.

Adjusted net income was RMB503.1 million (US$73.1 million), compared with adjusted net income of RMB367.9 million during the same quarter last year.

EBITDA was RMB804.8million (US$116.9 million), compared with RMB520.2 million in the same period last year.

Adjusted EBITDA was RMB805.0million (US$117.0 million), compared to RMB549.3 million in the same period last year.

Net cash provided by operating activities was RMB331.5million (US$48.2million), compared with 263.6 million in the same period last year.

Business Outlook

Based on current market conditions and current operations, revenues for the second quarter of 2017 is expected to be in the range of RMB2.95 billion (US$428.6 million) to RMB3.05 billion (US$443.1 million), representing a 29.0% to 33.4% increase from the same period of 2016. This represents management’s current and preliminary view, which is subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8832 to US$1.00, the noon buying rate on March 31, 2017 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, May 17, 2017 (9:00 AM Beijing Time on May 18, 2017).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206115
International:	1-412-317-6061
Passcode:	6235404

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 24, 2017:

United States:	1-877-344-7529

International:	1-412-317-0088

Passcode:	10106990

Additionally, a live and archived webcast of the conference call will be available at http://ir.zto.com/.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://ir.zto.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2017, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2016	2017
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	1,958,548	2,614,594	379,852
Cost of revenues	(1,357,100)	(1,883,945)	(273,702)
Gross profit	601,448	730,649	106,150
Operating income (expenses):
Selling, general and administrative	(162,631)	(161,974)	(23,532)
Other operating income, net	15,640	88,039	12,790
Total operating expenses	(146,991)	(73,935)	(10,742)
Income from operations	454,457	656,714	95,408
Other income (expenses):
Interest income	9,057	28,624	4,159
Interest expense	(3,644)	(5,708)	(829)
Gain on deemed disposal of equity method investments	9,551	—	—
Foreign currency exchange gain, before tax	—	(2,972)	(432)
Income before income tax, and share of loss in equity method investments	469,421	676,658	98,306
Income tax expense	(122,018)	(166,609)	(24,205)
Share of loss in equity method investments	(8,589)	(7,179)	(1,043)
Net income	338,814	502,870	73,058
Net loss (income) attributable to noncontrolling interests	(39)	681	99
Net income attributable to ZTO Express (Cayman) Inc.	338,775	503,551	73,157
Change in redemption value of convertible redeemable preferred shares	(38,675)	—	—
Net income attributable to ordinary shareholders	300,100	503,551	73,157
Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.47	0.70	0.10
Diluted	0.47	0.70	0.10
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	613,826,522	720,564,604	720,564,604
Diluted	613,826,522	721,326,067	721,326,067
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(7,082)	(89,013)	(12,932)
Comprehensive income	331,732	413,857	60,126
Comprehensive loss (income) attributable to noncontrolling interests	(39)	681	99
Comprehensive income attributable to ZTO Express (Cayman) Inc.	331,693	414,538	60,225

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2016	March 31, 2017
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	11,287,789	6,328,572	919,423
Restricted cash	635,366	746,017	108,382
Accounts receivable, net of allowance for doubtful accounts of RMB5,124 and RMB6,435 at December 31, 2016 and March 31, 2017, respectively	197,803	167,888	24,391
Short-term investment	—	4,818,240	700,000
Inventories	33,959	31,941	4,640
Advances to suppliers	646,666	297,310	43,194
Prepayments and other current assets	379,055	514,482	74,745
Amounts due from related parties	5,400	5,400	785
Total current assets	13,186,038	12,909,850	1,875,560
Investments in equity investees	537,175	525,370	76,326
Property and equipment, net	4,065,562	4,599,075	668,159
Land use rights, net	1,302,869	1,452,923	211,082
Goodwill	4,157,111	4,157,111	603,950
Deferred tax assets	109,030	146,340	21,260
Other non-current assets	45,953	50,953	7,403
TOTAL ASSETS	23,403,738	23,841,622	3,463,740
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Short-term bank borrowing	450,000	700,000	101,697
Accounts payable	636,422	675,359	98,117
Advances from customers	229,724	169,990	24,696
Income tax payable	418,310	253,750	36,865
Amounts due to related parties	131,425	95,527	13,878
Other current liabilities	1,656,590	1,620,808	235,474
Total current liabilities	3,522,471	3,515,434	510,727
Deferred tax liabilities	130,520	129,785	18,855
Other non-current liabilities	—	31,548	4,583
TOTAL LIABILITIES	3,652,991	3,676,767	534,165

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 720,564,604 shares outstanding as of December 31, 2016 and as of March 31, 2017)	471	471	68
Additional paid-in capital	15,940,206	15,940,457	2,315,850
Retained earnings	3,509,707	4,013,258	583,051
Accumulated other comprehensive (loss) income	294,649	205,636	29,875
ZTO Express (Cayman) Inc. shareholders’ equity	19,745,033	20,159,822	2,928,844
Noncontrolling interests	5,714	5,033	731
Total Equity	19,750,747	20,164,855	2,929,575
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	23,403,738	23,841,622	3,463,740

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	263,580	331,508	48,161
Net cash used in investing activities[5]	(645,935)	(5,305,894)	(770,847)
Net cash provided by financing activities	98,000	250,000	36,321
Effect of exchange rate changes on cash and cash equivalents	(5,871)	(124,180)	(18,041)
Net increase in cash, cash equivalents and restricted cash	(290,226)	(4,848,566)	(704,406)
Cash, cash equivalents and restricted cash at beginning of period[6]	2,718,762	11,923,155	1,732,211
Cash, cash equivalents and restricted cash at end of period[6]	2,428,536	7,074,589	1,027,805

(5) The amount for the three months ended March 31, 2017 mainly included purchases of approximately RMB4.8 billion (US$700.0 million) in fixed term bank deposits with an original maturity of six to nine months.

(6) In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The provisions of ASU 2016-18 are effective for reporting periods beginning after December 15, 2017 and are to be applied retrospectively; early adoption is permitted. We elected, as permitted by the standards, to early adopt ASU 2016-18 in the first quarter of 2017.  In connection with the adoption of this update, we have reclassified RMB30.5 millions of restricted cash from operating activities to the cash, cash equivalents, and restricted cash balance in the three-month period ended March 31, 2016 to be consistent with the 2017 presentation.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2016	2017
	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	338,814	502,870	73,058
Add:
Share-based compensation expense	38,634	251	36
Less:
Gain on deemed disposal of equity method investment	(9,551)	—	—
Adjusted net income	367,897	503,121	73,094

Net income	338,814	502,870	73,058
Add:
Depreciation	51,008	122,011	17,726
Amortization	4,688	7,595	1,103
Interest expenses	3,644	5,708	829
Income tax expenses	122,018	166,609	24,205
EBITDA	520,172	804,793	116,921

Add:
Share-based compensation expense	38,634	251	36
Less:
Gain on deemed disposal of equity method investments	(9,551)	—	—
Adjusted EBITDA	549,255	805,044	116,957

For investor and media inquiries, please contact:

ZTO

Ms. Sophie Li

Investor Relations Director

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com